

August 1, 2013

Via E-mail
John Castillo Eggermont
Chief Executive Officer
Kopjaggers, Inc.
28325 Utica Road
Roseville, Michigan 48066

      Re: **Kopjaggers, Inc.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed July 24, 2013
              File No. 333-187952

Dear Mr. Castillo Eggermont:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation by Reference, page 30

1. We note your response to comment 4 in our letter dated July 9, 2013. In particular, we note your intention to file your annual report on 10-K as an exhibit to the registration statement. Please note that disclosure required by Part I of Form S-1 should be provided in the prospectus and not in an exhibit to the registration statement. We further note that certain information in your most recently filed annual report on Form 10-K (e.g., the description of your business) appears to differ from the information currently in the prospectus. Please ensure that your prospectus contains all of the information required by Form S-1— directly, and not via incorporation by reference or via exhibits—and please ensure that such information is as of the date specified by the applicable requirements or, in the absence of such specification, as of the most recent practicable date.

Exhibit 5.1

2. Prior to the effectiveness of the registration statement, please file an opinion of counsel to the effect that the shares being offered and registered are validly issued, fully paid and non-assessable. In this regard, we note that the opinion dated July 23, 2013 is expressed in terms of "will be" instead of "are." For additional guidance, please refer to Section II.B.2.h of Staff Legal Bulletin No. 19, which is available on our website. In addition, please have counsel consent to being named in the registration statement. Please refer to Section IV of Staff Legal Bulletin No. 19.

Please contact Jennifer López, Staff Attorney at (202) 551-3792, Dietrich King, Legal Branch Chief at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director